

06064625

5-82250

This Form CB contains 14 pages, including all exhibits and attachments.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 4)


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
213
SECTION

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) /X/

Deep Sea Supply ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Deep Sea Supply PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Finn Amund Norbye
Deep Sea Supply ASA
Tromoyveien 22
N-4841 Arendal
Norway
+47 3705 8610

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of settlement in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006.

(2) Press release of Deep Sea Supply PLC announcing the results of an Extraordinary General Meeting held in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006.

(b) Not applicable

Item 2. Informational Legends

The DESS PLC securities referred to herein that have been or will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.

The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which DESS ASA ordinary shares have been exchanged for DESS PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC and DESS ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Deep Sea Supply PLC with the Commission on December 5, 2006.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Offer document dated December 4, 2006, relating to the exchange offer by Deep Sea Supply PLC for all issued and outstanding ordinary shares of Deep Sea Supply ASA. The exchange offer period will be from and including December 5, 2006 to and including December 15, 2006.
2.0*	Exchange Offer announcement disseminated through the Oslo Stock Exchange on December 4, 2006.
3.0*	English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on December 5, 2006.
3.1**	Independent statement regarding the voluntary offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 8, 2006.
3.2***	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA relating to the extension of the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 15, 2006.
3.3****	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the acceptance level with respect to the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 19, 2006.
3.4****	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of the Exchange Offer, disseminated through the Oslo Stock Exchange on December 20, 2006.
3.5	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of settlement in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006.
3.6	Press release of Deep Sea Supply PLC announcing the results of an Extraordinary General Meeting held in connection with the Exchange Offer, disseminated through the Oslo Stock Exchange on December 22, 2006.

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 5, 2006.

** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 11, 2006.

*** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 18, 2006.

**** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 20, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Deep Sea Supply PLC

By: 
Name: Finn Amund Norbye
Title: Authorized Signatory
(see Power of Attorney attached hereto as Attachment II(3))

Date: December 22, 2006

EXHIBIT 3.5

Press Release

DESS/DESSC – EXCHANGE OFFER – COMPLETION OF SETTLEMENT

As announced on 20 December 2006, the DESS PLC Board has resolved to complete the Exchange Offer. Today, Settlement by way of transfer of the tendered DESS ASA Shares to a VPS account in the name of DESS PLC against issue of the DESS PLC consideration shares has been completed. DESS PLC has acquired 122,374,287 DESS ASA Shares, representing approximately 94% of the total issued and outstanding DESS ASA Shares, under the Exchange Offer. Consequently, the total number of issued DESS PLC Shares is 124,374,287, of which 1,999,992 are owned by DESS PLC (see below).

The issued DESS PLC Shares are expected to be delivered to the tendering DESS ASA Shareholders by way of registration on the respective shareholders' VPS account on 27 December 2006. The first day of trading of the DESS PLC Shares on Oslo Børs is expected to be 28 December 2006.

In connection with completion of the Exchange Offer, 1,999,992 DESS PLC Shares held by Hemen Holding Limited were repurchased by DESS PLC at its nominal value.

Further, DESS PLC has issued 1,791,667 warrants to Drawbridge Special Opportunities Fund LP and DB Special Opportunities LLC against cancellation of an equal number of warrants, with equivalent terms, in DESS ASA.

As a consequence of having acquired more than 40% of the shares in DESS ASA, DESS PLC must put forward a mandatory offer. The cash offer price under the mandatory offer is expected (subject to final approval by Oslo Børs) be NOK 18 which is based on the volume weighted average trading price for the DESS ASA Shares for a the period of 5 trading days prior to and including the Closing Date under the Exchange Offer, i.e. 20 December 2006. The mandatory offer will be presented as soon as practicable possible.

This announcement is issued in connection with the Exchange Offer to acquire all of the issued and outstanding DESS ASA Shares and should be read and construed in conjunction with the combined prospectus and offer document dated 4 December 2006 (the "Document"). Terms defined in the Document have the same meaning in this announcement unless otherwise indicated.

Dated: 22 December 2006
Deep Sea Supply ASA
Deep Sea Supply PLC

Contact details:
Odd Brevik, CEO: mobile: +47-957 81 581, e-mail: odd@dess.no
Finn Amund Norbye, CFO: mobile: +47-952 76 616, e-mail: finn@dess.no

*****

IMPORTANT INFORMATION

*The DESS PLC securities referred to herein that will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "**U.S. Securities Act**") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.*

The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which DESS ASA ordinary shares will be exchanged for DESS PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States.

Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC and DESS ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

EXHIBIT 3.6

Press Release

DESSC – EXTRAORDINARY GENERAL MEETING

On 21 December an Extraordinary General Meeting was held in DESS PLC in order to issue warrants to Drawbridge Special Opportunities Fund LP and DB Special Opportunities LLC against cancellation of an equal number of warrants, with equivalent terms, in DESS ASA.

Please find attached the Minutes from the Extraordinary General Meeting dated 21 December 2006.

Dated: 22 December 2006
Deep Sea Supply Plc.

Contact details:
Odd Brevik: mobile: +47-957 81 581, e-mail: odd@dess.no
Finn Amund Norbye: mobile: +47-952 76 616, e-mail: finn@dess.no

****

IMPORTANT INFORMATION

*In connection with the proposed exchange offer, the required information document will be sent to Oslo Børs and, to the extent that the shares issued in connection with the proposed exchange offer will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission ("**SEC**"). If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the "**Securities Act**") is available, the shares issued in connection with the proposed exchange offer will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.* ***Investors are strongly advised to read the documents that will be sent to Oslo Børs, the registration statement and prospectus, if and when available, and any other relevant documents sent to Oslo Børs and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.*** *If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.*

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed exchange offer disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed exchange offer may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

DEEP SEA SUPPLY PLC

MINUTES OF AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY
held at Deana Beach Apartments, Block 1, 4th Floor,
Promachon Eleftherias Street, Limassol, Cyprus
on the 21st day of December 2006 at 16.45 hours

Present:	Mr Dimitris Hannas	Shareholder
	Mr Costas Pallaris	Shareholder
	Mr Stelios Savvides	Shareholder and Proxy of Hemen Holding Limited
	Ms Eva Agathangelou	Shareholder
	Mr Adam Montanios	Shareholder, Proxy of Eleftherios Montanios and Proxy of Nordea Bank Norge ASA

(A) Mr Hannas was elected Chairman of the Meeting and Mr Montanios acted as Secretary thereof.

(B) The Secretary read the Notice convening the Meeting and informed the Meeting that Consent to shorter Notice for the Meeting have been signed by all Shareholders pursuant to Regulation 53 of the Company's Articles of Association. Thereafter the Chairman declared the Meeting open having satisfied himself that there was a quorum in accordance with the Articles of Association of the Company.

(C) The Chairman referred to the Resolutions passed by the Shareholders of the Company at the Extraordinary General Meeting of the Company which was held on 30 November 2006 (the "Previous EGM") in relation, inter alia, to (i) the issue of warrants by the Company to the existing warrantholders of DEEP SEA SUPPLY ASA of Norway ("DESS ASA") Joint Prospectus and Offer Document issued by the Company on 4 December 2006 (the "Exchange Offer"), (ii) the purchase of own (treasury) shares and (iii) theissue of new shares pursuant to the Exchange Offer.

(D) The Chairman then stated that the purpose of this Meeting was to make certain clarifications and additions to the Resolutions passed at the Previous EGM.

(E) After discussion and upon motion duly made, seconded and unanimously carried the following Resolutions were unanimously adopted:-

RESOLVED:

1. ISSUE OF WARRANTS

1.1 **THAT** the Board of Directors of the Company be and is hereby authorised to issue the following warrants which give rights to subscribe for an equal number of shares in the Share Capital of the Company:

(a) 1,156,324 warrants to Drawbridge Special Opportunities Fund LP
(b) 635,343 warrants to DB Special Opportunities LLC

The issuing of the abovementioned warrants shall be effected by the execution between the Company and each of the above entities of a share warrant agreement the terms and conditions of which we hereby authorise each of the Board of Directors of the Company and Mr. Rolf Johan Ringdal to negotiate, agree and finalise.



1.2 **THAT** the warrants be issued on equivalent terms and conditions as the warrants currently held in DESS ASA, and that the Directors be and are hereby authorized to agree all the details for such issue of warrants.

1.3 **THAT** the issue of such warrants be conditional upon the listing of the Company on the Oslo Stock Exchange becoming effective,

1.4 **THAT** the pre-emptive rights and or rights of first refusal of the current shareholders of the Company under Regulation 7 of the Company's Articles of Association relating to the abovementioned warrants and or the shares that may be issued (upon the exercise of the rights under the warrants) to the abovementioned holders of the said warrants be and are hereby unanimously waived.

2. ACQUISITION OF OWN SHARES

2.1 **THAT** the authority of the Board of Directors to acquire its own shares be and is hereby reconfirmed.

2.2 **THAT** this authority herein remains valid until the next Annual General Meeting of the Company.

2.3 **THAT** this authorisation be limited to an aggregate of 10% of the share capital at any time issued.

2.4 **THAT** the acquisition, disposal and pledge of any treasury shares to be acquired by the Company shall be carried out in such way which the Board of Directors shall deem to be reasonable, including through purchases in the market and as a part of the Company's incentive schemes.

3. NEW ISSUE OF SHARES

3.1 **THAT** the authority of the Board of Directors of the Company to issue up to 130,389,639 shares in the Company pursuant to the provisions of the Exchange Offer be and is hereby reconfirmed.

3.2 **THAT** such shares be issued to Nordea Bank Norge ASA to hold the same on behalf of those of the current shareholders of DESS ASA that have accepted the Exchange Offer.

3.3 **THAT** the unanimous waiver of the pre-emptive rights of the current shareholders of the Company as regards the new issue of shares to Nordea Bank Norge ASA be and is hereby reconfirmed.

(F) There being no other business before the Meeting the Chairman declared it closed.



....

DIMITRIS HANNAS
Chairman of the Meeting



....

ADAM MONTANIOS
Secretary of the Meeting

VK/My docs/Deep Sea/Min 21 12.06 trkd

ATTACHMENT II(3)

Signed Power of Attorney



DEEP SEA SUPPLY PLC

MINUTES OF MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY
held at Tromøyveien 22, 4841 Arendal, Norway
on the 30 of November 2006 at 17.00 hours

Present:	Mr Finn Amund Norbye	Director
	Mr Odd Brevik	Director

(a) Mr Norbye was elected Chairman of the Meeting and Mr Brevik acted as Secretary thereof.

(b) The Chairman welcomed the persons attending the Meeting and declared it open having satisfied himself that Notice of the Meeting had been duly given and that there was quorum in accordance with the Articles of Association of the Company.

(c) The Secretary of the Meeting presented to the Directors for consideration a power of attorney authorising Mr. Finn Amund Norbye to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to CB forms and F-X forms..

(d) After discussion and upon motion duly made, seconded and unanimously carried, the following Resolutions were adopted:

RESOLVED:

1. **THAT Mr FINN AMUND NORBYE** be and is, authorised and empowered, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.
2. **THAT** a power of attorney in the form attached hereto formalising the above resolution is signed by each of the Directors.
3. There being no further business before the Meeting the Chairman declared it closed.

FINN AMUND NORBYE Chairman of the Meeting	**ODD BREVIK** Secretary of the Meeting

DM-1153454-v1 (S)

POWER OF ATTORNEY

The undersigned, being the Directors of Deep Sea Supply Plc., a Cyprus Public Limited Liability Company with corporation number C186838 , and having its registered address at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus, hereby, authorises and empowers, Mr FINN AMUND NORBYE, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.

Arendal, 30 November 2006



Finn Amund Norbye



Odd Brevik